UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number: 333-11470

SUNDAY Communications Limited
(Exact name of Registrant as specified in its charter)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___       No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SUNDAY COMMUNICATIONS LIMITED

INDEX TO EXHIBITS

Exhibits

1.	Announcement dated December 20, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY COMMUNICATIONS
LIMITED

Date:	December 21, 2006	By:	/s/ Hui Hon Hing, Susanna

			Name:	Hui Hon Hing, Susanna
			Title:	Director and Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY Communications Limited
(Incorporated in the British Virgin Islands with limited liability)
(Stock Code: 0866)

ANNOUNCEMENT
WITHDRAWAL OF LISTING OF SHARES

The Board is pleased to announce that cheques for cash payments in respect of the Proposed Distribution were despatched to the Independent Shareholders at 9:00 a.m., Hong Kong time, this morning, prior to the withdrawal of the listing of the Shares. The Board is also pleased to announce that the listing of the Shares on the Stock Exchange was withdrawn at 9:30 a.m., Hong Kong time, this morning.

Reference is made to the circular of the Company dated 7 November 2006 (the “Circular”) and to the Company’s announcement dated 14 December 2006 (the “Announcement”). Terms defined in the Circular shall have the same meanings when used in this announcement unless otherwise defined herein.

As contemplated by the Announcement, cheques for cash payments in respect of the Proposed Distribution were despatched to the Independent Shareholders at 9:00 a.m., Hong Kong time, this morning prior to the withdrawal of the listing of the Shares. Also as contemplated by the Announcement, the listing of the Shares on the Stock Exchange was withdrawn at 9:30 a.m., Hong Kong time, this morning.

By Order of the Board SUNDAY Communications Limited Alexander Anthony Arena Chairman
Hong Kong, 20 December 2006

As at the date of this announcement, the Directors are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man; Hui Hon Hing, Susanna

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen